June 1, 2006
VIA FEDERAL EXPRESS
Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers & Acquisitions
100 F Street, N.E.
Washington, DC 20549-3628
Attn: Ms. Celeste M. Murphy

Re:	Lear Corporation
Amendment No. 1 to Schedule TO-I
File No. 005-43537
Dear Ms. Murphy:
     We are in receipt of your comment letter dated May 24, 2006 regarding the above-referenced Schedule TO-I filed by Lear Corporation (the “Company”) on May 16, 2006, File No. 005-43537 (the “Schedule TO”). We have addressed your May 24, 2006 letter by reproducing each comment below and providing the Company’s responses immediately following. Simultaneously with the delivery of this letter, the Company has filed the above referenced amendment to the Schedule TO with changes responsive to your comment letter (the “Amendment”).
Schedule TO
Item 10. Financial Statements
1.	We note the offer condition that you will not be required to accept notes for purchase if “the Company is unable to use funds from its cash collateral account to pay for the tendered Notes because a default or even of default exists under the New Credit Agreement or would result from such use of funds...” We consider this to be a financing condition under Instruction 2 to Item 10 of Schedule TO. Accordingly, please provide the financial statements required by such item.

Response: In response to the Staff’s comment, the Company amended Item 10 of the Schedule TO to incorporate by reference the financial statements contained in its Annual Report on Form 10-K for the fiscal year ended December 31, 2005 and its Quarterly Report on Form 10-Q for the

Ms. Celeste M. Murphy
June 1, 2006

quarter ended April 1, 2006. The Company has also amended Item 10 of the Schedule TO to (1) include the ratio of earnings to fixed charges for such periods, (2) disclose the Company’s book value per share as of April 1, 2006 and (3) disclose the summary financial information of the Company and its subsidiaries required by Instruction 6 of Item 10 of Schedule TO. In order to timely disseminate the summary financial information, the Company issued a press release today, June 1, 2006, disclosing that it had amended the Schedule TO to, among other things, provide the summary financial information. The press release attached the summary financial information as an annex. A copy of the press release was filed as Exhibit 12(a)(6) to the Amendment.
Summary Term Sheet, page 1
2.	Please revise your characterization of the information in the summary as “not intended to be complete.” The summary term sheet must describe the most material terms of the proposed transaction. The summary term sheet must provide security holders with sufficient information to understand the essential features and significance of the proposed transaction. Please see Item 1 of Schedule TO and Item 1000 of Regulation M-A. Such summary may not be characterized as incomplete. Accordingly, you should revise your disclosure on page 5, in the first paragraph to “Answers to Questions you may have.”

Response: The Company revised the first paragraph of the sections entitled “Summary Term Sheet” and “Answers to Questions You May Have” in response to the Staff’s comment.

3.	Please eliminate the phrase from the first paragraph that the summary “is qualified in its entirety by reference to the full text and more specified details contained elsewhere in this Offer to Purchase.” The information you provide in the prospectus must be materially complete and the qualification suggests that the offer summary may not be materially complete. Note that this language is also inappropriately used other places, such as in the summary of the proposed amendments on page 18 and 19, and the discussion of the available information and incorporation of documents by reference on page 28. Please revise accordingly.

Response: The Company revised the first paragraph of the section entitled “Summary Term Sheet” in response to the Staff’s comment. The Company also deleted similar language appearing in other sections of the Offer to Purchase.

4.	Tell us, with a view toward disclosure, whether or not you have any plans, proposals or arrangements, written or otherwise, to engage in any activity, agreement, or other action, that would be allowed under the indenture, once the proposed amendments are effected that are not currently allowed. If so, tell us how that will affect the remaining non-tendered notes’ value and rights of the non-tendering note holders.

Response: The Company advises the Staff supplementally that it does not currently have any plans to engage in any activity, agreement, or other action that would be allowed under the indenture once the proposed amendments are effected that are not currently allowed.

Ms. Celeste M. Murphy
June 1, 2006

As part of the Amendment, the Company included disclosure in the Offer to Purchase as to how the proposed amendments could affect the remaining non-tendered notes’ value and rights of the non-tendering note holders.
The Proposed Amendments, page 1
5.	Please identify and summarize the proposed amendments and the sections of the indenture the amendments affect so that the nature of such amendments is prominently discussed in the summary.

Response: The Company revised the sentence next to the caption “The Proposed Amendments” under the heading “Summary Term Sheet” in response to the Staff’s comment.

Certain Consequences to Holders of Notes Not Tendering, page 2
6.	Summarize the benefits of specified covenants presently contained in the indenture governing the notes and the consequence to non-tendering note holders of the effectiveness of the planned proposal to amend the indenture to delete the provisions and accompanying benefits in terms of rights and value.

Response: The Company revised the first bullet point next to the caption “Certain Consequences to Holders of Notes Not Tendering” in the Offer to Purchase in response to the Staff’s comment.
Answers to Questions You May Have, page 5
Why is the Company Offering to purchase your Notes?
7.	Please state that you will delete the sections from the indenture that place a limitation on liens and a limitation on sale and lease-back transactions, and the consequences to non-tendering holders of such action in terms of rights and value.

Response: In response to the Staff’s comment, the Company revised the paragraph under the question “Why is the Company offering to purchase your Notes?” in the Offer to Purchase and added another question and answer paragraph relating to the proposed amendments.
Will the Company purchase the Notes in the tender offer even if it does not receive the Requisite Consents to the Proposed Amendments? Page 6
8.	Please provide us with your legal analysis as to how you are able to reserve the right to accept tenders even if you do not receive the Requisite Consents. In your analysis, tell us the circumstances under which you intend to proceed with your offer under these circumstances.

Ms. Celeste M. Murphy
June 1, 2006

Response: The Company advises the Staff supplementally that the Company is able to reserve the right to accept tenders even if it does not receive the Requisite Consents because the Requisite Consents condition may be waived by the Company, as disclosed in the Offer to Purchase. Receipt of the Requisite Consents, however, may not be waived as a condition to the amendment of the indenture governing the Notes. In response to the Staff’s comment, the Company revised its disclosure in the Offer to Purchase to clarify that if it waives the Requisite Consents condition and accepts tendered Notes, the Company will extend the expiration date to the extent required by applicable law. The Company has not determined whether or not it will waive the receipt of the Requisite Consents condition and accept tendered Notes for payment in the event that less than a majority in aggregate principal amount at maturity of the Notes tender their Notes and provide consents prior to the Expiration Date.
What happens to your Notes if you do not tender your Notes? Page 6
9.	Summarize the effects of the proposed amendments to the indenture governing the Notes and the consequences, in term of rights and value, to the Notes that remain outstanding.

Response: The Company revised the last paragraph under the question “What happens to your Notes if you do not tender your Notes?” in the Offer to Purchase in response to the Staff’s comment.
Conditions of the Offer, page 9
10.	Two offer conditions include the trigger of changes in your prospects, which is vague. Please revise to specify or generally describe the prospects to which you refer so that security holders will have the ability to objectively determine whether the condition has been triggered.

Response: The Company revised the disclosure to eliminate the references to “prospects.”
11.	In our view, you may condition a tender offer on any number of conditions, as long as they are described with reasonable specificity, capable of some measure of objective verification, and outside of your control. In the last paragraph in this section, the phrase “regardless of the circumstances (including any action or inaction by the Company) giving rise to such conditions” states that you may assert an offer condition even when the condition is “triggered” by your own action or inaction. Please revise in accordance with our position.

Response: The Company amended the last paragraph under the heading “The Tender Offer and Consent Solicitation—Conditions to the Tender Offer” in the Offer to Purchase in response to the Staff’s comment.
12.	We note your statement on page 16, regarding the condition, that “[a]ny determination by the Company concerning the events described in this section shall be final and binding upon all persons.” Please revise this sentence to more precisely define its scope. It appears that your interpretation of the terms of the tender offer may not necessarily be final and binding on all persons. For example, while you may assert an offer condition when it is triggered,

Ms. Celeste M. Murphy
June 1, 2006

when parties contest asserted conditions, the judgments of courts of law are generally considered final and binding in such matters.
Response: The Company amended the last paragraph under the heading “The Tender Offer and Consent Solicitation—Conditions to the Tender Offer” in the Offer to Purchase in response to the Staff’s comment.
13.	Please confirm to us, in a supplemental response, that if you pay an amount equal to $0.08 per $1,000 principal amount at maturity of the Notes for each day after June 13, 2006, the current expiration date, to and including any expiration date under any extension, you will extend your offer in accordance with Rule 13e-4(3)(ii), including, but not limited to allowing for ten business days remaining in the offer.

Response: In response to the Staff’s comment, the Company revised its disclosure in the Offer to Purchase in order to clarify that the amount of $0.08 per $1,000 principal amount at maturity of the Notes approximates the implied daily accretion on the Notes to, but excluding, the date of purchase, which the Company believes is not a change in price requiring the Company to extend the offer in accordance with Rule 13e-4(3)(ii).
Effects of the Proposed Amendments, page 20
14.	Please expand your discussion to disclose the actions by the company that could be materially adverse to the holders. Further, detail the potential negative impact of these actions including, but not limited to, on the trading price of the notes.

Response: The Company amended the third paragraph under the heading “Significant Consequences to Non-Tendering Holders” in the Offer to Purchase in response to the Staff’s comment.
Available Information and Incorporation of Documents by Reference, page 27
15.	We note your statement that you incorporate by reference “[a]ny future filings which the company makes with the SEC . . . before the expiration date.” Schedule TO does not permit “forward” incorporation. Accordingly, please amend your disclosure to state that you will amend the Schedule TO to specifically reference the periodic reports you wish to incorporate, as they are filed.

Response: The Company amended the third and fourth paragraphs under the heading “Available Information and Incorporation of Documents by Reference” in the Offer to Purchase in response to the Staff’s comment.
Cautionary Statement Regarding Forward-Looking Statements, page 28
16.	The safe harbor for forward-looking statements in the Private Securities Litigation Reform Act of 1995 does not by its terms apply to statements made in connection with a tender offer. See Section 27A(b)(2)(C) of the Securities Act of 1933 and Section 21E(b)(2)(C) of the Securities Exchange Act of 1934. Therefore, your reference to the defined term “forward-

Ms. Celeste M. Murphy
June 1, 2006

looking statements” within the meaning of the Securities Act and the Exchange Act is inappropriate. Please delete the reference.
Response: The Company amended the first sentence under the heading “Cautionary Statement Regarding Forward-Looking Statements” in response to the Staff’s comment.
Closing Comment
In connection with responding to our comments, please provide, in writing, a statement from the Company acknowledging that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws of the United States.
Response: In response to the Staff’s comment, the Company has filed a supplemental letter via EDGAR as correspondence with the required acknowledgements.
* * *
     If you should have any questions or comments about any of the items responded to in this letter or in the Company’s Amendment No. 1 to Schedule TO, please call me at (312) 558-5723.

Sincerely,

/s/ Bruce A. Toth
Bruce A. Toth